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                                                                   April 1, 2009

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-0504
Attention: Ms. Alison White

VIA EDGAR

Re:  REGISTRANT:  Metropolitan Series Fund, Inc. (the "Fund")
     FILE NOS.:   002-80751 and 811-03618

Dear Ms. White:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by U.S. Mail on March 16, 2009 regarding the Fund's registration statement on Form N-1A, which was filed with the Commission on February 5, 2009 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Fund's response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Fund in the Registration Statement.

     1.   General
          -------

          STAFF COMMENT: (A) Please revise the prospectus such that nothing precedes the Item 2 and 3 disclosure other than the Cover Page and Table of Contents. See General Instruction C.(a) and C.3(c)(ii) of
                             ---
          Form N-1A. As your prospectus stands now, the Item 2 disclosure does not begin until page 12.

          RESPONSE: The Fund respectfully declines to make any changes to the current format. The current format to the prospectus was formulated during the last revisions to Form N-1A. At the time, the Registrant and its predecessor had considerable discussions with the Staff of the Commission and the Fund's then current examiner to establish a disclosure framework that met the requirements of Form N-1A and presented the information required by Items 2 and 3 of Form N-1A clearly and effectively. In addition, Instruction C.3.(c)(ii) states that as a general matter prospectuses that cover multiple funds may depart from the general instruction in C.3(c)(ii)(a) as necessary to present the required information clearly and effectively. Furthermore, because the Portfolios of the Fund serve as investment options to insurance company separate accounts and the Fund's prospectus is printed within the insurance product prospectuses to make up a "combined prospectus", the information that precedes the disclosure responsive to Items 2 and 3 helps to clearly and effectively present the required information.

          STAFF COMMENT: (B) Please supplementally confirm, if true, that none of the funds will invest in Credit Default Swaps.

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          RESPONSE: As disclosed in the Statement of Additional Information, a number of the Portfolios have reserved the ability to invest in credit default swaps; however, none of those Portfolios intend to invest in credit default swaps as part of its principal investment strategies and none currently have exposure to credit default swaps.

          STAFF COMMENT: (C) Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. See
                                                                   ---
          SHAREHOLDER CHOICE REGARDING PROXY MATERIALS, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007).
          See also, INTERNET AVAILABILITY OF PROXY MATERIALS, Rel. No. IC-27671;
          --- ----
          File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml
          ------------------------------------

          RESPONSE: The Fund intends to comply with the applicable requirements of Rule 14a-16 under the Securities Exchange Act of 1934.

     2.   Portfolio Holdings, page 7
          ------------------

          STAFF COMMENT: We note your repeated use of the word "generally" in this section. Please make sure that all exceptions to "general" procedures are disclosed.

          RESPONSE: The Fund has confirmed that all exceptions to the Fund's disclosure of portfolio holdings are disclosed in the prospectus. The disclosure has also been updated to remove "generally" throughout this Section.

     3.   Series/Class Ids
          ----------------

          STAFF COMMENT. (A) Please update the series/class ids for the: (1) Artio International Stock Portfolio (formerly, Julius Baer International Stock Portfolio); (2) Barclays Capital Aggregate Bond Index Portfolio (formerly, Lehman Brothers Aggregate Bond Index Portfolio); and (3) Loomis Sayles Small Cap Core Portfolio (formerly, Loomis Sayles Small Cap Portfolio). See Release No. 33-8590 (Jul. 18,
                                              ---
          2005).

          RESPONSE: The Fund intends to update the series/class ids concurrent with the date the name changes will go into effect. Therefore, the names will be updated in the Fund's next post-effective amendment which is expected to be filed on or about April 30, 2009.

          STAFF COMMENT: (B) We note that you have included a series/class id for Class G shares of the MetLife Stock Index Portfolio, but have not mentioned the class in the filing. Please advise.

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          RESPONSE: The Series and Class id for Class G shares of MetLife Stock
          Index Portfolio was not included in the most recent amendment to the Registration Statement.

     4.   Risk Disclosure - Asset- and Mortgage-Backed Securities
          -------------------------------------------------------

          STAFF COMMENT: For each fund whose principal investment strategy involves investing in asset- or mortgage-backed securities, please disclose whether the securities will include subprime loans and, if so, discuss the risks of such loans.

          RESPONSE: The following revisions have been to each portfolio that involves a principal investment strategy of investing in asset or mortgage backed securities:

          MORTGAGE- AND ASSET-BACKED SECURITIES

          Mortgage-backed securities represent a participation in, or are secured by, mortgage loans. Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements. Payment of interest on these securities and repayment of principal largely depend on the cash flows generated by the underlying assets backing the securities. The amount of market risk associated with these securities depends on many factors, including the quality of the underlying assets and the level and quality of credit support, if any, provided for the securities. Mortgage-backed securities may be U.S. Government Securities, issued by other government entities or issued by private issuers. Mortgage-backed securities are subject to varying degrees of credit risk; securities that are not backed by the full faith and credit of the U.S. Government, those issued by private issuers and those supported by sub-prime obligations have higher credit risk and market risk and may be highly illiquid.

          Unlike other debt securities, principal amounts owed may be pre-paid voluntarily, or as a result of refinancing or foreclosure. The risks associated with prepayment of principal (e.g., that the Portfolio will have to re-invest the proceeds in a less desirable investment) makes these securities more volatile in response to changing interest rates. Compared to debt that cannot be prepaid, these securities are less likely to increase in value during periods of declining interest rates and have a higher risk of decline in value during periods of rising interest rates.

          These securities include CMOs and CDOs. CMOs and CDOs are fixed-income securities that are collateralized by a portfolio of mortgages or mortgage securities or a pool of loans, including foreign and domestic loans, secured and unsecured loans, and below investment grade loans. Although the underlying mortgages or mortgage securities of the CMOs purchased by the portfolio may be issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities, the CMOs themselves will generally not be so issued or guaranteed. Therefore, CMOs are generally riskier than mortgage-backed securities that are U.S. Government Securities.

          If the Portfolio purchases mortgage- or asset-backed securities that are subordinated to other interests in the same mortgage or asset pool, the Portfolio may only receive payments after the pool's obligations to other investors have been satisfied. Defaults on the assets held by the pool may limit substantially the pool's ability to make payments of principal or interest to the Portfolio as a holder

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          of such subordinated interest, reducing the values of those securities and potentially rendering them worthless; the risk of such defaults is generally higher in the case of pools that include so-called sub-prime obligations. An unexpectedly high or low rate of pre-payments on a pool's underlying assets may have a similar effect on subordinated securities. A mortgage or asset pool may issue securities subject to various levels of subordination; the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

     5.   BlackRock Diversified Portfolio, page 255
          -------------------------------

          STAFF COMMENT: Please disclose Mr. Green's prior business experience for the past 5 years. See Item 5(a)(2) of Form N-1A. Also, please
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          provide "Other Accounts Managed" information for Mr. Green in the SAI.

          RESPONSE: The disclosure has been revised to include Mr. Green's business history for the past five years. The SAI has also been updated to include other accounts managed by Mr. Green.

     6.   BlackRock Bond Income Portfolio and Western Asset Management Strategic
          ----------------------------------------------------------------------
          Bond Opportunities Portfolio, pages 264 and 281, respectively
          ----------------------------

          STAFF COMMENT: Please disclose in the text of the sections (vs. the side bars) that high yield securities are commonly referred to as "junk bonds."

          RESPONSE: The Fund has updated the disclosures accordingly.

     7.   SAI - Portfolio Manager Material Conflicts of Interest
          ------------------------------------------------------

          STAFF COMMENT: The portfolio manager disclosure provides a detailed description of the kinds of conflicts that a portfolio manager could have; however, it does not describe any actual conflicts of interests that apply to specific portfolio managers due to their particular accounts. The adopting release implementing the portfolio manager disclosure requirements indicates that the conflicts of interest disclosure is intended to be specific to each portfolio manager based on the accounts that manager holds. See IC-26533. Please revise the
                                              ---
          conflicts of interest discussion to address concrete conflicts of interest affecting the named portfolio managers of these funds. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release
                          ---
          IC-26533.

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          RESPONSE. The lead-in paragraph to the material conflicts of Interest section states " the disclosure reflects any material conflicts that may arise in connection with each portfolio manager's management of the Portfolio's investments, on the one hand, and investments in other accounts on the other." Registrant believes, based on the information provided by each subadviser that the disclosure reflects the material conflicts of interest each portfolio faces in connection with the management of the Fund's portfolios. Therefore the Fund respectfully declines to make changes in response to this comment.

     8.   Exhibit 23(h)(e) - Form of Participation Agreement
          --------------------------------------------------

          STAFF COMMENT: In your 9/25/08 response letter to our comments issued on 9/5/08 that you stated that you would file an updated Schedule to the Form of Participation Agreement as an exhibit to the next amendment to your Registration Statement. It does not appear that you have done this. Please advise or revise.

          RESPONSE. An updated form of Participation Agreement will be filed with the 485(b) filing expected to be submitted on or about April 30, 2009.

     9.   Power of Attorney
          -----------------

          STAFF COMMENT: With your next post-effective amendment, please file a Power of Attorney that relates specifically to the filing. See Rule
                                                                     ---
          483(b) of the Securities Act of 1933.

          RESPONSE: With its next post-effective amendment, the Fund will file a Power of Attorney specifically relating to the filing.

     10.  Other
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          In connection with the above-referenced filing, we acknowledge that:

          . The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

          . The Staff comments or changes to disclosure in response to the Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

          . The Fund may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management's comments on the filing.

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If you have any questions or required any clarification concerning the foregoing, please call me at (617) 578-4036.

Sincerely,


/s/ Michael P. Lawlor
-------------------------------------
Michael P. Lawlor
Assistant Secretary
Metropolitan Series Fund, Inc.